EXHIBIT 99.9

CONSENT OF STEVE L. MILNE

CONSENT OF AUTHOR

I hereby consent to the use of my name, Steve Milne, and reference to my name and the “Technical Review (NI 43-101), Caylloma Project, Peru” dated as of August 11, 2009 and the “NI 43-101 Technical Report, San Jose Project, Oaxaca, México” dated as of June 9, 2010 (the “Reports”) evaluating Fortuna Silver Mines Inc.’s Caylloma and San Jose Projects respectively, and the information contained in the Reports, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission.

STEVE MILNE

“Steve Milne”

March 30, 2012